SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: November 14, 2023

List of materials

Documents attached hereto:

i) Press release:  Translation of the Share Buyback Report for the period from October 1, 2023 to October 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 14, 2023

[This is a translation of the Share Buyback Report for the period from October 1, 2023 to October 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 14, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors
(as of October 31, 2023)
	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) October 2 October 3 October 4 October 5 October 6 October 10 October 20 October 23 October 24 October 26 October 27 October 30 October 31	154,400 162,000 173,300 150,800 123,900 22,600 56,500 107,800 91,900 218,700 198,900 162,300 208,100	1,906,221,000 1,984,928,500 2,095,963,000 1,851,449,500 1,525,362,500 281,042,500 704,189,500 1,344,967,500 1,142,630,500 2,687,600,500 2,421,202,000 1,981,571,000 2,575,588,000
Total	―	1,831,200	22,502,716,000
Total number of shares repurchased as of the end of the reporting month	4,139,900		50,933,406,500
Progress of the repurchase (%)	16.56		25.47

Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of October 31, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) October 3 October 13 October 17 October 20 October 24	1,700 400 16,900 900 300	15,304,675 3,601,100 152,146,475 8,102,475 2,700,825
Total	―	20,200	181,855,550
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) October 25	80	720,220
Total	―	80	720,220
Total amount	20,280		182,575,770
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of October 31, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	30,257,778

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